Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2021 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from (used in) operations, adjusted operating earnings (loss), net debt and free funds flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (February 2, 2022) – “Suncor generated $3.1 billion, or $2.17 per common share, in adjusted funds from operations during the fourth quarter of 2021, despite operational challenges late in the quarter. These results represent the highest quarterly adjusted funds from operations in the company’s history and an 11% increase on a per common share basis compared to the last per share quarterly record,” said Mark Little, president and chief executive officer. “Our increased cash flows in 2021 enabled us to exceed our shareholder return targets for the year through increased dividends and accelerated share repurchases, while at the same time strengthening our balance sheet through accelerated debt reduction.”

•	Adjusted funds from operations increased to $3.144 billion ($2.17 per common share) in the fourth quarter of 2021, compared to $1.221 billion ($0.80 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.615 billion ($1.80 per common share) in the fourth quarter of 2021, compared to $814 million ($0.53 per common share) in the prior year quarter.

•	The company recorded adjusted operating earnings of $1.294 billion ($0.89 per common share) in the fourth quarter of 2021, compared to an adjusted operating loss of $109 million ($0.07 per common share) in the prior year quarter. The company had net earnings of $1.553 billion ($1.07 per common share) in the fourth quarter of 2021, compared to a net loss of $168 million ($0.11 per common share) in the prior year quarter.

•	Suncor’s total upstream production was 743,300 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2021, compared to 769,200 boe/d in the prior year quarter, with the decrease primarily due to decreased production from the company’s Exploration and Production (E&P) assets, including the absence of production from the Golden Eagle Area Development, as the sale of the asset was completed early in the fourth quarter of 2021. The company’s synthetic crude oil (SCO) production was 515,000 barrels per day (bbls/d) in the fourth quarter of 2021, comparable to 514,300 bbls/d in the fourth quarter of 2020, driven by combined upgrader utilization of 96%.

•	Fort Hills resumed two-train operations late in the fourth quarter of 2021. The company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022.

•	Buzzard Phase 2, which is expected to extend production life of the existing Buzzard field, achieved first oil in the fourth quarter of 2021. Buzzard Phase 2 is expected to reach its peak production in 2022, adding approximately 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) to existing Buzzard production.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

•	Refining and Marketing (R&M) delivered $765 million in adjusted funds from operations in the fourth quarter of 2021, compared to $415 million in the prior year quarter, including a first-in, first-out (FIFO) inventory valuation gain of $106 million after-tax in the current period compared to a gain of $44 million after-tax in the prior year quarter. Refinery utilization averaged 96% and crude throughput was 447,000 bbls/d in the current quarter, compared to 95% and 438,000 bbls/d respectively in the prior year quarter. The company’s Canadian refineries continued to outperform the national refining industry average by approximately 15%.(1)

•	In 2021, Suncor executed on its net debt reduction targets, reducing debt at the highest ever annual pace, resulting in a reduction of net debt by $3.7 billion to $16.1 billion, returning to 2019 net debt levels. The company continues to reduce its debt, and subsequent to the fourth quarter of 2021, completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.

•	Suncor returned $3.9 billion to shareholders in 2021 through $2.3 billion in share repurchases and $1.6 billion in dividends paid, including an increased dividend in the fourth quarter of 2021, returning it to 2019 levels. Since the start of its current normal course issuer bid program (NCIB) in February 2021, the company has repurchased approximately 84 million of its common shares at an average price of $27.45 per common share, or the equivalent of 5.5% of Suncor’s public float as at January 31, 2021.

•	Subsequent to the fourth quarter of 2021, Suncor’s Board of Directors (the Board) approved a renewal of the company’s NCIB for the repurchase of approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, over a twelve-month period, and concurrently, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares.

Financial Results

Adjusted Operating Earnings (Loss)

Suncor’s adjusted operating earnings increased to $1.294 billion ($0.89 per common share) in the fourth quarter of 2021, from an adjusted operating loss of $109 million ($0.07 per common share) in the prior year quarter. The increase in adjusted operating earnings was primarily related to higher crude oil and refined product realizations reflecting the improved business environment. Adjusted operating earnings were partially offset by an increase in royalties associated with higher crude price realizations and increased operating costs. The prior year quarter adjusted operating earnings were negatively impacted by the significant decline in transportation fuel demand, which led to lower price realizations, partially offset by lower operating costs.

Net Earnings (Loss)

Suncor’s net earnings were $1.553 billion ($1.07 per common share) in the fourth quarter of 2021, compared to a net loss of $168 million ($0.11 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings (loss) discussed above, net earnings for the fourth quarter of 2021 included a $25 million ($21 million after-tax) unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a $227 million ($227 million after-tax) gain on the sale of the company’s interest in the Golden Eagle Area Development and a $14 million ($11 million after-tax) unrealized gain on risk management activities recorded in other income (loss). The net loss in the prior year quarter included a $559 million ($423 million after-tax) non-cash asset impairment charge against the White Rose assets, a $186 million ($142 million after-tax) transportation provision related to the Keystone XL pipeline project and a $44 million ($33 million after-tax) unrealized loss on risk management activities recorded in other income (loss), partially offset by a $602 million ($539 million after-tax) unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt recorded in financing expenses.

Adjusted Operating Earnings (Loss) Reconciliation(1)(2)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2021	2020	2021	2020
Net earnings (loss)	1 553	(168)	4 119	(4 319)
Unrealized foreign exchange gain on U.S. dollar denominated debt	(21)	(539)	(101)	(286)
Unrealized (gain) loss on risk management activities(2)	(11)	33	(4)	29
Restructuring charge(3)	-	-	126	-
Asset impairment (reversal)(4)	-	423	(168)	2 221
Loss on early repayment of long-term debt(5)	-	-	60	-
Gain on significant disposal(6)	(227)	-	(227)	-
Provision for pipeline project(7)	-	142	-	142
Adjusted operating earnings (loss)(1)(2)	1 294	(109)	3 805	(2 213)

(1)	Adjusted operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this news release.

(2)	Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)	Restructuring charge of $168 million before-tax recorded in operating, selling and general expenses in the Corporate and Eliminations segment in the first quarter of 2021.

(4)	During the third quarter of 2021, the company recorded a non-cash impairment reversal of $221 million ($168 million after-tax) on its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador. During the first quarter of 2020, the company recorded non-cash impairment charges of $1.821 billion ($1.376 billion after-tax) on its share of the Fort Hills assets, in the Oil Sands segment, and $560 million ($422 million after-tax) against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans. During the fourth quarter of 2020, the company recorded non-cash impairment charges of $559 million ($423 million after-tax) against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

(5)	Charges of $80 million before-tax recorded in financing expenses associated with the early repayment of debt in the third quarter of 2021, recorded in the Corporate and Eliminations segment.

(6)	During the fourth quarter of 2021, the company recorded a $227 million ($227 million after-tax) gain on the sale of the company’s interest in the Golden Eagle Area Development in the E&P segment.

(7)	In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) in the Oil Sands segment related to the Keystone XL pipeline project.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.144 billion ($2.17 per common share) in the fourth quarter of 2021, compared to $1.221 billion ($0.80 per common share) in the fourth quarter of 2020. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings (loss) noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.615 billion ($1.80 per common share) for the fourth quarter of 2021, compared to $814 million ($0.53 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a use of cash associated with the company’s working capital balances in both periods. The use of cash in the fourth quarter of 2021 was primarily due to an increase in accounts receivable related to increased sales and an increase in crude oil price realizations during the quarter, and a decrease in accounts payable and accrued liabilities, partially offset by an increase in taxes payable related to the company’s 2021 income tax expense, which is payable in early 2022.

Operating Results

Suncor’s total upstream production was 743,300 boe/d in the fourth quarter of 2021, compared to 769,200 boe/d in the prior year quarter.

The company’s net SCO production of 515,000 bbls/d in the fourth quarter of 2021 was comparable to 514,300 bbls/d in the prior year quarter, resulting in a combined upgrader utilization rate of 96% in the fourth quarter of 2021 compared to 95% in the prior year quarter. Increased SCO production at Oil Sands Base, with increased In Situ bitumen production being diverted to upgrading to maximize higher value SCO production, was largely offset by lower production at Syncrude due to unplanned maintenance, which was completed subsequent to the quarter. Production in the prior year quarter was impacted by planned maintenance at Oil Sands Base, which was completed early in the quarter.

The company’s non-upgraded bitumen production was 150,900 bbls/d in the fourth quarter of 2021, compared to 157,200 bbls/d in the prior year quarter, with the decrease primarily due to lower production at Fort Hills, which resumed two-train operations late in the fourth quarter of 2021. The company is on track to operate the Fort Hills asset at average utilization rates of 90% throughout 2022.

In the fourth quarter of 2021, non-upgraded bitumen production from the company’s In Situ assets was comparable to the prior year quarter, with an overall increase in production volumes being offset by increased Firebag bitumen production being diverted to upgrading. The fourth quarter of 2021 was impacted by fewer maintenance activities at Firebag compared to the prior year quarter.

E&P produced 77,400 boe/d during the fourth quarter of 2021, compared to 97,700 boe/d in the prior year quarter. The decreased production was primarily due to natural declines and the absence of production from the Golden Eagle Area Development, as the sale of the asset was completed early in the fourth quarter of 2021. Both periods were impacted by the absence of production from Terra Nova.

Refinery crude throughput increased to 447,000 bbls/d and refinery utilization was 96% in the fourth quarter of 2021, compared to refinery crude throughput of 438,000 bbls/d and refinery utilization of 95% in the prior year quarter, reflecting strong utilizations across all refineries. Refined product sales in the fourth quarter of 2021 increased to 550,100 bbls/d, compared to 508,800 bbls/d in the prior year quarter. Strong utilizations during the quarter, increased demand and secured sales channels positioned the company to capture the improved business environment.

“In the fourth quarter of 2021, we achieved combined upgrader utilization of 96%, maximizing the value of our barrels, and continued to deliver industry-leading downstream refinery utilizations of 96%,” said Little. “At Fort Hills, we restarted our second primary extraction train at the end of the quarter and are now operating at planned production rates.”

The company’s total operating, selling and general expenses were $2.978 billion in the fourth quarter of 2021, compared to $2.494 billion in the prior year quarter. The increase was primarily due to a significant increase in natural gas prices and increased maintenance in the current quarter, and cost reductions in response to the COVID-19 pandemic in the prior year quarter. The increase was partially offset by cost reductions related to the company’s strategic initiatives. The company’s exposure to higher natural gas costs is partially mitigated by increased revenue from power sales.

Strategy Update

In 2021, Suncor exceeded its return to shareholder targets for the year, repurchasing the company’s common shares at the highest annual rate in the company’s history and increasing the dividend by 100% during the fourth quarter, while reducing debt at the highest annual pace in the company’s history. During the year, the company returned a total of $3.9 billion to shareholders through $1.6 billion in dividends paid and, since the start of its NCIB in February 2021, $2.3 billion in share repurchases, representing 5.5% of Suncor’s public float as at January 31, 2021. The company also reduced net debt by $3.7 billion to $16.1 billion, accelerating its initial goal to return to 2019 net debt levels.

In the fourth quarter, the company paid $607 million of dividends, representing the increased quarterly dividend of $0.42 per share which was doubled and reinstated back to 2019 levels. In addition, the company repurchased approximately 21 million common shares for $639 million under its NCIB, representing 1.4% of Suncor’s public float as at January 31, 2021, while reducing its net debt by $522 million.

Subsequent to the fourth quarter of 2021, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022. In addition, the Board approved a renewal of the company’s NCIB for the repurchase of approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, over a twelve month period, and concurrently, the TSX accepted a notice filed by Suncor to renew its NCIB in respect of the repurchase of such shares. The company continues to make progress towards its 2025 targeted net debt range of $12–$15 billion and its shareholder return targets demonstrating its commitment to fortifying the balance sheet and returning cash to shareholders.

“In 2021, we reduced our debt at the highest annual pace in the company’s history and maximized the returns to our shareholders through accelerated share repurchases and dividends, including the doubling of our dividend in the fourth quarter,” said Little. “The execution of this strategy has allowed us to exit the year with a strengthened balance sheet, and we are well positioned to execute on our 2022 strategic initiatives, which are focused on operational excellence, shareholder returns and optimizing our existing base business while progressing the reduction of carbon emissions across our value chain.”

Suncor’s value of safety above all else and its focus on operational excellence, underpinned by asset reliability, operating cost and capital discipline, remains its top priority. The company remains focused on maximizing upgrader utilization at Syncrude and Oil Sands operations, capturing the higher margin on SCO production by capitalizing on the regional strength of our Oil Sands assets, and leveraging the flexibility of the integrated model to optimize refinery throughput. With the completion of the largest annual maintenance program in the company’s history in 2021, Fort Hills resuming two-train operations, and the industry-leading refinery utilizations in the downstream supported by secured sales channels, the company is positioned to increase production and refined product sales in 2022.

Looking forward, the company is committed to a focus on capital and operating cost discipline, and lowering the cash operating costs per barrel by continuing to progress its strategic initiatives and planned synergies. In the fourth quarter, as operator at Syncrude, the company continued to make progress towards the realization of synergies for the joint venture owners and is on track to achieve the expected $100 million of annual gross synergies by early 2022, with an additional $200 million expected in 2022–2023.

The company’s 2021 capital expenditures were heavily focused on the safety, long-term reliability and efficiency of the company’s operating assets. Looking ahead, enabled by efficiencies achieved across the business and the company’s commitment to capital discipline, in 2022 the company expects to achieve capital expenditures of $4.7 billion, or $300 million (6%) lower than the previously announced ceiling of $5.0 billion, with a program largely focused on sustaining capital including planned maintenance and tailings optimizations. Economic capital spend will continue to be focused on advancing projects and investments that are expected to enhance value within our existing integrated asset base, and incrementally and sustainably grow annual free funds flow.

The company continued to execute its incremental free funds flow initiatives in 2021, resulting in increased revenue and margin, and increased productivity of tailings management spend, achieving incremental free funds flow of approximately $465 million. The company continues to advance a number of strategic initiatives that are expected to contribute to the company’s incremental free funds flow, including digital mine optimization, the cogeneration facility at Oil Sands Base plant, the Forty Mile Wind Power Project and investments in technology for our core business systems aimed at improving operational efficiencies. Suncor believes the implementation of digital technologies will bolster operational excellence and drive additional value for the company. As the company continues to advance its initiatives to increase free funds flow, it plans to allocate incremental funds to increasing shareholder returns.

Within the offshore business in the E&P segment, the company continued to focus on strategic production growth of existing assets including developing step-out opportunities and asset extensions. In the U.K., Buzzard Phase 2, which is expected to extend production life of the existing Buzzard field, achieved first oil in the fourth quarter of 2021. Buzzard Phase 2 is expected to reach its peak production in 2022, adding approximately 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) to existing Buzzard production. The Terra Nova Floating, Production, Storage and Offloading facility is dry docked in Spain undergoing maintenance work and is expected to sail back to Canada and return to operations before the end of 2022. The Terra Nova Asset Life Extension Project, which extends the life of the Terra Nova field by approximately a decade, is expected to provide significant returns to Suncor. During the fourth quarter of 2021, the company completed the sale of its 26.69% working interest in the Golden Eagle Area Development for gross proceeds of US$250 million net of closing adjustments and other closing costs, in addition to future contingent consideration of up to US$50 million. The effective date of the sale was January 1, 2021.

Suncor continues to expand its low-emissions energy business, practicing capital discipline by pursuing strategic investments that complement its existing business and leverage core capabilities. In the fourth quarter of 2021, Suncor increased its investment in the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. Suncor believes this investment complements its existing biofuels business, and the increased investment further demonstrates Suncor’s commitment to being a leader in the global energy expansion.

The company also owns an equity investment in LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. Fabrication of a commercial biorefinery plant near Soperton, Georgia, is well underway and is expected to be on-stream in late-2022, and will allow Suncor to supply sustainable low-emissions aviation fuel to customers.

Corporate Guidance

Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$73.00/bbl to US$84.00/bbl, WTI at Cushing from US$70.00/bbl to US$80.00/bbl, WCS at Hardisty from US$55.00/bbl to US$68.00/bbl, New York Harbor 2-1-1 crack from US$21.00/bbl to US$24.00/bbl and AECO-C Spot from $3.80/GJ to $3.75/GJ due to changes in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $1.4 billion–$1.7 billion to $2.1 billion–$2.4 billion.

In addition, Oil Sands operations Crown royalties have been updated from 9%–12% to 13%–16%, Fort Hills Crown royalties from 2%–4% to 3%–5%, Syncrude Crown royalties have been updated from 10%–13% to 16%–19% and East Coast Canada Crown royalties have been updated from 11%–15% to 12%–16%, with the increase in royalty rates attributed to higher forecasted benchmark prices.

For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid

Subsequent to the fourth quarter of 2021, the TSX accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provides that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Pursuant to Suncor’s previous NCIB, as amended on October 29, 2021, Suncor agreed that it would not purchase more than 106,700,000 common shares between February 8, 2021, and February 7, 2022. Between February 8, 2021, and January 31, 2022, and pursuant to Suncor’s previous NCIB (as amended), Suncor repurchased 89,703,156 shares on the open market for approximately $2.504 billion, at a weighted average price of $27.92 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (2,483,448 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (9,933,793 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on February 8, 2022.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, net debt and free funds flow and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the news release above.

Beginning in the first quarter of 2021, the company has revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	896	(293)	465	(379)	450	268	(258)	236	1 553	(168)
Adjustments for:
Depreciation, depletion, amortization and impairment	1 237	1 058	129	835	243	207	21	20	1 630	2 120
Deferred income taxes	(11)	(154)	(2)	(160)	45	(53)	(28)	43	4	(324)
Accretion	61	55	15	13	1	1	-	-	77	69
Unrealized foreign exchange gain on U.S. dollar denominated debt	-	-	-	-	-	-	(25)	(602)	(25)	(602)
Change in fair value of financial instruments and trading inventory	8	49	42	5	-	(9)	-	-	50	45
(Gain) loss on disposal of assets	(4)	1	(227)	-	(1)	(18)	-	9	(232)	(8)
Loss on extinguishment of long-term debt	-	-	-	-	-	-	-	-	-	-
Share-based compensation	36	25	4	3	21	15	64	52	125	95
Exploration	-	-	-	-	-	-	-	-	-	-
Settlement of decommissioning and restoration liabilities	(71)	(41)	1	-	(6)	(7)	-	-	(76)	(48)
Other	23	29	(2)	(5)	12	11	5	7	38	42
Adjusted funds from (used in) operations	2 175	729	425	312	765	415	(221)	(235)	3 144	1 221
Change in non-cash working capital									(529)	(407)
Cash flow provided by operating activities									2 615	814

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Net earnings (loss)	2 147	(3 796)	1 285	(832)	2 178	866	(1 491)	(557)	4 119	(4 319)
Adjustments for:
Depreciation, depletion, amortization and impairment	4 585	6 430	324	2 147	853	867	88	82	5 850	9 526
Deferred income taxes	(51)	(797)	33	(321)	113	(24)	(39)	23	56	(1 119)
Accretion	240	224	58	48	6	6	-	-	304	278
Unrealized foreign exchange gain on U.S. dollar denominated debt	-	-	-	-	-	-	(113)	(312)	(113)	(312)
Change in fair value of financial instruments and trading inventory	(66)	81	3	(17)	50	44	-	-	(13)	108
(Gain) loss on disposal of assets	(4)	(1)	(227)	-	(19)	(24)	(7)	9	(257)	(16)
Loss on extinguishment of long-term debt	-	-	-	-	-	-	80	-	80	-
Share-based compensation	61	(59)	5	(9)	34	(36)	105	(134)	205	(238)
Exploration	-	-	-	80	-	-	-	-	-	80
Settlement of decommissioning and restoration liabilities	(245)	(212)	(1)	(7)	(17)	(12)	-	-	(263)	(231)
Other	179	116	(2)	(35)	57	21	55	17	289	119
Adjusted funds from (used in) operations	6 846	1 986	1 478	1 054	3 255	1 708	(1 322)	(872)	10 257	3 876
Change in non-cash working capital									1 507	(1 201)
Cash flow provided by operating activities									11 764	2 675

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2021	2020
Short-term debt	1 284	3 566
Current portion of long-term debt	231	1 413
Current portion of long-term lease liabilities	310	272
Long-term debt	13 989	13 812
Long-term lease liabilities	2 540	2 636
Total debt	18 354	21 699
Less: Cash and cash equivalents	2 205	1 885
Net debt	16 149	19 814

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor's expectation that it will operate the Fort Hills asset at average utilization rates of 90% throughout 2022; statements about Buzzard Phase 2, including the expectation that it will extend the production life of the existing field and reach its peak production of 12,000 boe/d gross (approximately 3,500 boe/d net to Suncor) in 2022; statements regarding Suncor's capital allocation strategy and targets, including with respect to shareholder return, debt reduction and dividends, including: the expectation that Suncor will continue to accelerate its net debt reduction; that the company continues to make progress towards its 2025 targeted net debt range of $12–$15 billion and shareholder returns targets demonstrating its commitment to fortifying the balance sheet and returning cash to shareholders, Suncor's focus on capital and operating cost discipline and lowering its cash operating costs per barrel; Suncor's expectation that it will achieve capital expenditures of $4.7 billion with a program largely focused on sustaining capital including planned maintenance and tailings optimizations and that economic capital spend will continue to be focused on advancing projects and investments that are expected to enhance value within its existing integrated asset base, and incrementally and sustainably grow annual free funds flow; Suncor's belief that it is well positioned to execute on its 2022 strategic initiatives, which are focused on operational excellence, shareholder returns and optimizing its existing base business while progressing the reduction of carbon emissions across its value chain and that its value of safety above all else and its focus on operational excellence, underpinned by asset reliability, operating cost and capital discipline, will remain its top priority; the expectation that the company will remain focused on maximizing upgrader utilization at Syncrude and Oil Sands operations, capturing the higher margin on SCO production by capitalizing on the regional strength of its Oil Sands assets and leveraging the flexibility of the integrated model to optimize refinery throughput; Suncor's belief that it is positioned to increase production and refined product sales in 2022 and the basis for such belief; that Suncor is on track towards the realization of synergies for the Syncrude joint venture owners to achieve $100 million of annual gross synergies by early 2022 with an additional $200 million expected in 2022–2023; Suncor's expectations with respect to the Terra Nova project, including with respect to the Asset Life Extension Project that is expected to extend production life by approximately a decade and the timing of maintenance work on the Floating, Production, Storage and Offloading facility; statements regarding Suncor's strategic initiatives and investments, including the expectation that they will contribute to the company's incremental free funds flow, Suncor's belief that the implementation of digital technologies will bolster operational excellence and drive additional value for the company; Suncor's belief that its investment in the Varennes Carbon Recycling facility will complement its existing biofuels business; statements regarding Suncor’s investment in LanzaJet, Inc. including the expectation that the commercial biorefinery plant will be on-stream in late 2022 and allow Suncor to supply sustainable low-emissions aviation fuel to customers; statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy and Suncor's expectation that it will enter into an automatic share purchase plan in relation to purchased made in connection with the NCIB on February 8, 2022; and Suncor's full-year outlook range on Oil Sands operations Crown royalties, Fort Hills Crown royalties, Syncrude Crown royalties, East Coast Canada Crown royalties and full-year current income tax expenses as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, Suncor’s Report to Shareholders for the Fourth Quarter of 2021 dated February 2, 2022 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

A full copy of Suncor's fourth quarter 2021 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

(1)	Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly-crude-run-summary-data/index.html.